September 12, 2017

VIA EDGAR

Mr. Justin DobbieLegal Branch Chief

Ms. Julia Griffith

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3061

Re:	eHi Car Services Limited

Registration Statement on Form F-3

Filed on September 6, 2017, as amended on September 7, 2017

File No. 333-220367

Dear Mr. Dobbie and Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the Registration Statement on Form F-3 (the "Registration Statement") filed on September 6, 2017 (File No. 333-220367), as amended on Form F-3/A on September 7, 2017, be accelerated so that the Registration Statement may become effective at 5:00 p.m. (EDT) on September 14, 2017 or as soon thereafter as practicable.

Please contact our securities counsel, Portia Ku, Esq. of O'Melveny & Myers LLP, at (650) 473-2630 to confirm the effectiveness of the Registration Statement or to communicate any questions you might have regarding this letter or the Registration Statement. Thank you.

Sincerely,
EHI CAR SERVICES LIMITED

By: /s/ Colin Chitnim Sung
Name: Colin Chitnim Sung
Title: Chief Financial Officer

cc:	Mr. Ray Ruiping Zhang

Ms. Portia Ku, Esq.

Mr. Eric Sibbitt, Esq.